Stem Holdings,Inc.

20283 State Road 7

Boca Raton, FL 33498

April 4, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Re:	Stem Holdings, Inc. (the “Company”)
Form 10-12G
File No. 000-55751
Filed on February 13, 2017

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 13, 2017 addressed to Mr. Adam Berk, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-12G.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. The Company has amended the registration statement consistent with this response. Where applicable, reference is made to the revised pages or sections of Amendment No. 1 to Form 10-12G.

General

1.       Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In such event, please incorporate your responses to our comments in your periodic reports, as applicable.

COMPANY RESPONSE:

Your advice as to the automatic effectiveness of the Form 10 Registration is acknowledged and the Company intends to act consistent with such advice.

2.       Please revise to include updated financial statements and related information for the period ended December 31, 2016.

COMPANY RESPONSE:

The Company has included its interim financial statements for the period ended December 31, 2016 in its Amendment No. 1 to the Form 10 filed concurrently herewith.

Overview of the Business, page 3

3.        We note your disclosure on page 3 that each of the parties to the Multiparty Agreement is an affiliate of your founders. Please revise your disclosure to specifically identify and explain each of your founders’ affiliations, including ownership percentages, with these entities as well as clarify, if true, that the Multiparty Agreement provides for the assignment of a right to purchase or lease the three initial properties from these affiliated entities, which you intend to lease to OpCo Holdings.

COMPANY RESPONSE:

We have clarified and enhanced our disclosure to more precisely detail the respective ownership by all related parties in each of the Company and OpCo Holdings, Inc. (the entity which will operate certain of the properties owned by the Company). In this regard, we have included a table which specifically details such ownership.

We have also clarified that while the Multiparty Agreement called for the prospective assignment of certain property interests with respect to the three initial properties, as of the date of the Registration Statement, the only assignment was with respect to a Purchase Agreement between Jim Murphy and the prior owners of the Harlequin Building retail store at 1027 Willamette Street, Eugene, Oregon. This assignment was without consideration and the full purchase price of this property was paid by the Company. The lease of indoor grow facility at 800 N. 42nd Street, Springfield, Oregon was negotiated directly between the Company and an unrelated third party. No transaction has been completed with respect to the “outdoor grow property to be identified by the parties” as detailed in the Multiparty Agreement. At this time, there are no other properties contemplated to be assigned by any related parties.

History, page 7

4.       We note your references to the continuing trend toward, and the opportunity created by, the legalization of marijuana for medical and recreational use in certain states within the United States. Please revise to clarify that state laws referenced herein do not supersede the prohibitions set forth under federal law. In addition, please tell us the basis for your statement that “once it is permissible under U.S. federal law for a publicly-traded company to engage in the marijuana business” or remove this statement.

COMPANY RESPONSE:

In response to this comment, the Company has revised the second paragraph under “History” on page 7 of the Form 10 to, among other things, make clear that state laws legalizing marijuana do not supersede the federal prohibitions under the Controlled Substances Act. See the revised language in the last sentence of this paragraph. Also, the Company has changed the “once it is permissible” language in that paragraph to state “if there is ever a change in federal law permitted the sale or use of state-licensed marijuana . . . .” The Company also added language in the paragraph to state that the Company has no reason to believe that a change in federal law is forthcoming or likely.

The Cannabis Industry in Oregon, page 7

5.       We note your disclosure that U.S. attorneys across the country have agreed to respect Oregon state laws regulating the growth and use of cannabis in the state. Please balance the disclosure throughout to clarify that marijuana continues to be illegal under federal law and revise to remove any mitigating language regarding the risks associated with your business.

COMPANY RESPONSE:

In response to this comment, the Company deleted the last sentence under the caption “The Cannabis Industry in Oregon” and added a new section entitled “Federal Law” beginning on page 8 of the Form 10. In the new “Federal Law” section, the Company makes clear that the federal prohibition under the Controlled Substances Act remains in place notwithstanding any states laws legalizing and licensing marijuana. The new section also makes clear that there is no guarantee that the current or future U.S. administrations will continue the federal enforcement priorities represented by the so-called “Cole Memo”. In addition to the addition of this new section, the Company added language in the first paragraph under “Company Operations” stating that cannabis “remains illegal under federal law.” Additionally, the Company has added language to the last sentence of the third paragraph under “Company Operations” reiterating that “the growth, marketing, sale, and use of marijuana is illegal under federal law.” With these revisions to the Form 10, together with the disclosure included in the original Form 10 filing, the Company believe that it has included appropriately balanced disclosure without any mitigating language.

Item 1A. Risk Factors, page 8

6.       Please add risk factor disclosure to discuss, to the extent applicable, management’s lack of experience in running a public company.

COMPANY RESPONSE:

The Company has included a specific risk factor disclosing management’s lack of experience running a public company and the potential consequences thereof.

Because marijuana is illegal under federal law . . . , page 8.

7.       Please revise to specify that federal law preempts state laws that legalize marijuana and more specifically describe the impact that federal law could have on your business, including the risk that you could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act.

COMPANY RESPONSE:

The Company has added an additional risk factor to specify that federal law may be determined to preempt state laws that legalize marijuana and certain of the risks attendant thereto, including the risk that you could be deemed to facilitate the selling or distribution of marijuana in violation of the federal Controlled Substances Act

Federal laws and regulations may hinder the Company’s ability . . . , page 8

8.       Please revise your risk factors to include the risk regarding difficulties you may have in accessing bankruptcy courts as a marijuana-related business.

COMPANY RESPONSE:

The Company has added a new risk factor entitled “We may have difficulty accessing bankruptcy courts”. Please see page 8.

Item 5. Directors and Executive Officers, page 21

9.       Please revise your disclosure of the business experience of your directors and executive officers to identify and discuss their principal occupations/employment during the last five years, identifying the month and year each occupation/employment commenced and ended. Please refer to Item 401(e)(1) of Regulation S-K.

COMPANY RESPONSE:

We have revised the biographies of our directors and executive officers consistent with the guidance provided in Item 401(e)(1) of Regulation S-K.

Willamette Property, page 24

10.       Please identify the shareholder referenced in this section and the basis on which the shareholder is a related person, or advise. Refer to Item 404(a)(1) of Regulation S-K. Please also tell us what consideration you gave to whether the other transactions provided for under the Multiparty Agreement, including the lease of the 42nd Street Property, are related person transactions requiring disclosure under Item 404 of Regulation S-K.

COMPANY RESPONSE:

We have revised our disclosure to state that the shareholder who made the assignment of the harlequin property was Jim Murphy who is a 6.25% shareholder and director of the Company. We have further disclosed that the assignment was without consideration and the full purchase price of this property was paid by the Company. Finally, we have disclosed that no rights or interests with respect to any other properties were assigned to the Company by any related parties and that, at this time, there are no other properties contemplated to be assigned by any related parties.

Item 10. Recent Sales of Unregistered Securities, page 26

11.       Please revise this section to name the persons or identify the class of persons to whom the shares of common stock were sold. Refer to Item 701(b) of Regulation S-K.

COMPANY RESPONSE:

We have included a table detailing, by offering, the classes of persons to whom shares of common stock were sold.

Notes to the Financial Statements, page F-7

7. Commitments and contingencies, page F-13

12.       We note you are currently negotiating the acquisition of a farm property in Mulino, Oregon. Please tell us whether or not you have entered into a contract of sale and if you believe this acquisition is probable.

COMPANY RESPONSE:

The Company confirms that it is still in negotiations with respect to the farm property in Mulino, Oregon, however, no definitive acquisition contract has been signed. The Company has also stated that it believes that this acquisition is probable

Unaudited Pro Forma Balance Sheet of Stem Holdings, Inc., page F-15

13.       Please tell us how you determined it was not necessary to disclose the pro forma impact on your earnings of the lease you entered into on the property at 800 N. 42nd Street.

COMPANY RESPONSE:

The Company has included the impact of the 42nd Street property in its Unaudited Pro Forma Statement of Operations.

On behalf of the Company, we acknowledge that:

●        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●        the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STEM HOLDINGS, INC.

By:	/S/ Adam Berk
Adam Berk
Chief Executive Officer

cc: Robert L. B. Diener, Esq.